Q3 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

Pan American Silver Reports Unaudited Third Quarter 2025 Results
•Record Attributable free cash flow of $251.7 million
•Dividend increased to $0.14 per common share
Vancouver, B.C. - November 12, 2025 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports unaudited results for the quarter ended September 30, 2025 ("Q3 2025").
"Pan American generated record Attributable free cash flow of $251.7 million in the third quarter, resulting in a cash and short-term investments balance of $910.8 million plus an additional $85.8 million of cash at Juanicipio for the Company's 44% interest," said Michael Steinmann, President and Chief Executive Officer. "Given the strong cash flows the Company is generating, the Board has approved another increase to the dividend, raising it to $0.14 per common share with respect to Q3 2025."
"We completed our acquisition of MAG Silver on September 4, and with only a one-month contribution from our 44% interest in the Juanicipio mine, we are already seeing its significant contribution to our Silver Segment operations and free cash flow generation. Consequently, we are raising our 2025 silver production guidance and lowering our estimated all-in sustaining costs for the Silver Segment to reflect Juanicipio's contribution to the portfolio. We are maintaining the remainder of our 2025 operating outlook, which continues to call for back-end weighted gold production."
Added Mr. Steinmann: "While we strengthened our asset base and growth opportunities through the MAG acquisition, we continue to advance our internal growth opportunities. At our La Colorada Skarn project, we are now exploring an exciting opportunity for a two-phase development plan, which has the potential to deliver a higher grade, lower tonnage and less capital intensive first phase of development than initially envisioned."
The following highlights for Q3 2025 include certain measures that are not generally accepted accounting principles ("non-GAAP") financial measures. Please refer to the section titled “Alternative Performance (Non-GAAP) Measures” at the end of this news release for further information on these measures.
Any reference to "Attributable" in this news release should be understood to reflect the Company's ownership share of results, which includes results from the operations that the Company has a 100% ownership interest in as well as from the operations, specifically the Juanicipio mine and the San Vicente mine, that the Company does not own a 100% interest in.
Q3 2025 Results:
•As previously announced, Pan American acquired MAG Silver Corp. ("MAG") on September 4, 2025. MAG was a silver-focused mining company whose primary asset was a 44% interest in the Juanicipio mine ("Juanicipio") in Zacatecas, Mexico, operated by Fresnillo plc, who holds the remaining 56% interest in Juanicipio. The Company accounts for its interest in Juanicipio using the equity method, however, reports the production, Cash Costs, All-In Sustaining Costs ("AISC") and capital expenditures of Juanicipio based on the Company's 44% ownership share. Juanicipio AISC are reported on a per ounce of silver basis and are included as part of the Silver Segment AISC calculation.
•Record Attributable revenue of $884.4 million.
•Net earnings of $169.2 million, or $0.45 basic earnings per share. Net earnings include a $21.7 million loss from the sale of subsidiaries and $16.3 million of income from investment in Juanicipio. The loss from the sale of subsidiaries is primarily due to a $28.6 million reduction to the $137.4 million gain previously booked on the December 2024 sale of La Arena S.A. related to net working capital adjustments, partially offset by a $6.8 million gain on the sale of the La Pepa project. The Company disposed of its 80% interest in the La Pepa project, an early-stage exploration property in Chile, for $40.0 million in net cash proceeds in Q3 2025.
•Adjusted earnings of $181.0 million, or $0.48 adjusted earnings per share.

PAN AMERICAN SILVER CORP.	1

Q3 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

•Record Attributable cash flow from operations of $323.6 million.
•Record Attributable free cash flow of $251.7 million.
•Attributable silver production of 5.5 million ounces.
•Attributable gold production of 183.5 thousand ounces.
•Silver Segment Cash Costs were $10.41 per ounce and AISC were $15.43 per silver ounce, excluding net realizable value ("NRV") inventory adjustments.
•Gold Segment Cash Costs were $1,325 per ounce and AISC were $1,697 per gold ounce, excluding NRV inventory adjustments.
•Production, Silver Segment AISC and Gold Segment AISC for the nine months ended September 30, 2025 ("YTD 2025") were generally in line with the Company’s 2025 Operating Outlook. Based on the results to date and the expected contribution from Juanicipio, the Company is increasing Attributable silver production guidance for 2025 to be between 22.0 and 22.5 million ounces and decreasing Silver Segment AISC to be between $14.50 and $16.00 per ounce. The Company maintains its 2025 Operating Outlook for gold production, zinc, lead and copper production, Gold Segment AISC, and sustaining and project capital expenditures, as provided in the Company's MD&A dated February 19, 2025.
•As at September 30, 2025, the Company had cash and short-term investments of $910.8 million, excluding the Company's 44% interest of cash at Juanicipio of $85.8 million. The Company had working capital of $1,006.4 million, and $750.0 million available under its credit facility ("Credit Facility"). Total available liquidity was $1,660.8 million. Total debt of $857.0 million is primarily related to two senior notes, as well as certain lease liabilities and construction loans payable.
•A cash dividend of $0.14 per common share with respect to Q3 2025 was declared on November 12, 2025, payable on or about December 5, 2025, to holders of record of Pan American’s common shares as of the close of markets on November 24, 2025. The Board of Directors exercised their discretion with regards to the Company's dividend policy, approving an increase to the dividend with respect to the Q3 2025 cash dividend. During Q3 2025, the Company paid cash dividends to its shareholders totaling $43.4 million. The dividends are eligible dividends for Canadian income tax purposes. The declaration, timing, amount and payment of any future dividends remain at the discretion of the Company’s Board of Directors.
•Due in part to the blackout period related to the MAG acquisition, the Company did not repurchase any shares under its normal course issuer bid ("NCIB") in Q3 2025. YTD 2025, 1,368,070 common shares were repurchased for cancellation under the NCIB at an average price of $22.74 per share for a total consideration of $31.1 million.
•Capital returned to shareholders totaled $146.9 million in dividends and share repurchases YTD 2025.
(1)References to "Attributable" refer to the Company's ownership share of results, which includes results from the operations that the Company has a 100% ownership interest in as well as from the operations, specifically Juanicipio and San Vicente, that the Company does not own a 100% interest in.
(2)Adjusted earnings, Cash Costs, AISC, Attributable free cash flow, working capital and total debt are non-GAAP measures; Cash Costs and AISC are presented on an Attributable basis; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to the Q3 2025 Financial Statements.
(3)Silver Segment AISC is calculated net of credits for realized revenues from all metals other than silver and is calculated per ounce of silver sold on an Attributable basis.
(4)Gold Segment AISC is calculated net of credits for realized revenues from all metals other than gold and is calculated per ounce of gold sold.
PROJECT UPDATES
La Colorada Skarn Project
At the La Colorada mine, the discovery of multiple high-grade silver zones and the subsequent mineral resource and mineral reserve expansion (see the news releases dated September 8 and 11, 2025) provide the opportunity

PAN AMERICAN SILVER CORP.	2

Q3 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

to integrate the mine plans and infrastructure of the vein mine and the Skarn project. The Company is now evaluating a potential two phase approach to the Skarn development. Phase I would involve a high grade, lower tonnage and less capital intensive first stage of sub-level stoping followed by a later expansion, Phase II, that would include the development of a larger-scale cave mine. The advantage of this two-phased approach is that the vein mine would run in parallel with both Skarn phases, thereby maximizing the overall value of the deposit. The Company anticipates that it will release an updated technical report in the second quarter of 2026 to include a preliminary economic assessment of the phased development approach for the Skarn project. In parallel, the Company continues to discuss a potential partnership for development of the project.
Escobal Mine
Following the July 29, 2025 meeting between the Guatemalan Ministry of Energy and Mines ("MEM") and the Xinka Parliament ("XP") to address concerns described in a May 2025 statement issued by the XP, the MEM has held several, separate working meetings with the ministries involved in the ILO 169 consultation process, representatives from the XP, and the Company. The MEM has also made several appointments of key personnel to oversee and continue activities for the Escobal consultation process. The MEM has not provided a timeline for the completion of the ILO 169 consultation and there is no date for the restart of the Escobal mine.
MR. SCOTT CAMPBELL APPOINTED CHIEF OPERATING OFFICER
Pan American is pleased to announce that Scott Campbell has been promoted to Chief Operating Officer ("COO") effective October 20, 2025. He was previously Senior Vice President, Operations and Projects, having originally joined Pan American in 2019. Prior to Pan American, Mr. Campbell served as Country General Manager for Ecuador at Dundee Precious Metals from 2022 to 2024, and has held senior leadership positions at Barrick Gold in Argentina and Peru. Mr. Campbell’s 25 years of experience in the mining industry spans exploration, project development, and mine operations, with a strong focus in Latin America. He holds a Bachelor’s degree in Earth Sciences from Dalhousie University and post-graduate diplomas from Harvard Business School and UC Berkeley.
Mr. Campbell succeeds Steve Busby who has been appointed Special Advisor to the CEO following 22 years with Pan American, of which 17 years have been spent as the Company's COO.
"Scott has a deep understanding of our operations and a demonstrated ability to build strong teamwork across the sites. He has been working closely with Steve over the past few years as we planned for his transition to the COO role," said Mr. Steinmann. "Steve has been integral to the growth of the Company and the market's recognition of Pan American as a strong operator. Steve's institutional knowledge of the Company and his technical expertise are invaluable and I am very pleased he will continue his work with the Company as a trusted advisor."

PAN AMERICAN SILVER CORP.	3

Q3 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

CONSOLIDATED RESULTS

		Three months ended September 30,
	Notes	2025	2024
Weighted average shares during period		378,821	362,996
Shares outstanding end of period		422,042	363,001
FINANCIAL
Revenue		$854.6	$716.1
Net earnings		$169.2	$57.1
Basic earnings per share	1, 2	$0.45	$0.16
Adjusted earnings	2	$181.0	$114.7
Basic adjusted earnings per share	1, 2	$0.48	$0.32
Cash flow from operations		$308.7	$226.2
ATTRIBUTABLE FINANCIAL	3
Revenue		$884.4	$715.0
Cash flow from operations		$323.6	$225.5
Sustaining capital expenditures	4	$71.9	$74.7
Free cash flow	2	$251.7	$150.8
ATTRIBUTABLE PRODUCTION	3
Silver (thousand ounces)		5,462	5,467
Gold (thousand ounces)		183.5	225.0
Zinc (thousand tonnes)		12.6	11.2
Lead (thousand tonnes)		6.2	5.2
Copper (thousand tonnes)		0.8	1.3
AISC ($/ounce)	2, 3
Silver Segment		15.43	20.90
Gold Segment		1,697	1,516
AVERAGE REALIZED PRICES	5
Silver ($/ounce)		39.08	29.52
Gold ($/ounce)		3,479	2,475
Zinc ($/tonne)		2,768	2,897
Lead ($/tonne)		1,955	2,062
Copper ($/tonne)		9,791	9,273
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures. The AISC are excluding NRV inventory adjustments.
(3)Attributable financial, production and AISC figures are inclusive of Pan American's 44.0% interest in the Juanicipio mine less Pan American's non-controlling 5.0% interest in the San Vicente mine. Pan American uses the equity method to account for its interest in Juanicipio, as presented in the Company's Q3 2025 Financial Statements under Note 9 "Investment in Juanicipio".
(4)As included in the AISC reconciliation of payments for mineral properties, plant and equipment and sustaining capital, inclusive of Pan American's 44.0% interest in the Juanicipio mine and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine.
(5)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	4

Q3 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

Q3 2025 OPERATING PERFORMANCE

	Attributable Silver Production (thousand ounces)	Attributable Gold Production (thousand ounces)	AISC ($ per ounce)(1)
Silver Segment
La Colorada (Mexico)	1,505	1.1	22.93
Juanicipio (Mexico)(2)	580	1.9	(7.34)
Cerro Moro (Argentina)	559	18.8	(5.36)
Huaron (Peru)	755	—	33.06
San Vicente (Bolivia)(3)	765	—	16.80
Total Silver Segment(4)	4,164	21.9	15.43
Gold Segment
Jacobina (Brazil)	1	47.0	1,295
El Peñon (Chile)	938	28.6	1,245
Timmins (Canada)	3	24.7	2,684
Shahuindo (Peru)	58	36.3	1,629
Minera Florida (Chile)	78	16.8	2,581
Dolores (Mexico)	220	8.1	1,017
Total Gold Segment(4)	1,298	161.5	1,697
Total Consolidated(4)	5,462	183.5
(1)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures. The AISC are presented on an Attributable basis and exclude NRV inventory adjustments.
(2)Juanicipio data represents Pan American's 44.0% interest in the mine's production.
(3)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(4)Totals may not add due to rounding.
AISC, adjusted earnings, basic adjusted earnings per share, sustaining and project capital, Attributable revenue, Attributable cash flow from operations, Attributable free cash flow, working capital, and total debt are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's Unaudited Condensed Interim Consolidated Financial Statements and our MD&A for the three and nine months ended September 30, 2025. This material is available on Pan American’s website at https://panamericansilver.com/invest/financial-reports-and-filings/ on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
CONFERENCE CALL AND WEBCAST
Date:        November 13, 2025
Time:        11:00 am ET (8:00 am PT)
Webcast:     https://event.choruscall.com/mediaframe/webcast.html?webcastid=1qKk9Y8Q
Participants can register for the conference call at: https://dpregister.com/sreg/10200364/ff52792798
Upon registration, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
Those without internet access or who prefer to speak with an operator may dial:
1-833-752-3507 (toll-free in Canada and the U.S.)
1-647-846-7282 (International Participants)

PAN AMERICAN SILVER CORP.	5

Q3 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

The live webcast, presentation slides and the report for Q3 2025 will be available at https://panamericansilver.com/invest/financial-reports-and-filings/. An archive of the webcast will also be available for three months.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•Attributable revenue, Attributable cash flow from operations, and Attributable free cash flow. Any reference to "Attributable" in this news release should be understood to reflect the Company's ownership share of results, which includes results from the operations that the Company has a 100% ownership interest in as well as from the operations, specifically the Juanicipio mine and the San Vicente mine, that the Company does not own a 100% interest in.
•All-in Sustaining Costs ("AISC"). Any reference to “AISC” in this news release should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits (respectively, the "Silver Segment AISC" or "Gold Segment AISC"), presented on an Attributable basis. Pan American believes that AISC, calculated net of by-products, is a more comprehensive measure of the cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments at current operations ("sustaining capital"), as well as other items that affect the Company’s consolidated cash flow. AISC excludes capital investments that are expected to increase production levels or mine life beyond those contemplated in the base case life of mine plan ("project capital").
•Total debt is calculated as the total current and non-current portions of: debt, including senior notes and amounts drawn on the Credit Facility, and lease obligations. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as cash and cash equivalents plus short-term investments, plus undrawn amounts under the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid financial resources available to the Company.

PAN AMERICAN SILVER CORP.	6

Q3 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

•Project capital refers to investments that are expected to increase production levels or mine life beyond those contemplated in the base case life of mine plan. Project capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate capital investments that are directed at increasing production levels or mine life beyond those contemplated in the base case life of mine plan.
•Free cash flow is calculated as net cash generated from operating activities less sustaining capital expenditures. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the profitability of Pan American and identify capital that may be available for investment or return to shareholders.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Q3 2025 MD&A for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2025, our estimated AISC, and our sustaining and project capital expenditures in 2025; any anticipated benefits resulting from project capital expenditures; the anticipated dividend payment date of December 5, 2025; expectations regarding back-end weighted gold production; Juanicipio's expected contributions, including with respect to free cash flow, silver production, and a decrease in Silver Segment AISC; the development of the La Colorada Skarn, including the proposed two phase approach and discussions regarding a potential partnership, and any anticipated benefits to be derived therefrom; expectations regarding the release of an updated technical report in the second quarter of 2026 to include a preliminary economic assessment of the phased development approach for the Skarn project; expectations regarding the ILO 169 consultation process with respect to Escobal; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate Credit Facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the

PAN AMERICAN SILVER CORP.	7

Q3 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

PAN AMERICAN SILVER CORP.	8